Exhibit 99.1

REPORT ON VOTING RESULTS

ANNUAL GENERAL MEETING OF SHAREHOLDERS

OF STANTEC INC.

THURSDAY, MAY 9, 2024 – 10:30 A.M. MOUNTAIN TIME

VOTING RESULTS:

In accordance with section 11.3 of National Instrument 51-102 Continuous Disclosure Obligations, the following sets out matters voted on at the annual general meeting of shareholders (the “Meeting”) of Stantec Inc. (“Stantec”) held on May 9, 2024, and the voting results for each matter. Full details of the matters presented for shareholder action can be viewed by accessing the Management Information Circular dated March 15, 2024, available on stantec.com or sedarplus.ca. A total of 86,453,304 shares (75.79% of outstanding common shares) were represented in person or by proxy.

Management of Stantec recommended that shareholders vote FOR each director nominee listed in matter 1, Election of Directors. Management also recommended that shareholders vote FOR matter 2, Appointment of Auditors, and matter 3, Non-binding Advisory Vote on Executive Compensation, below:

1.	Election of Directors

The Board of Directors of Stantec had fixed the number of directors standing for election at the Meeting to be nine. Each of the nine nominees listed in Stantec’s Management Information Circular dated March 15, 2024 was elected as a director of Stantec.

Nominee	Votes For	% For	Votes Against	% Against
Douglas K. Ammerman	69,098,398	83.09	14,058,254	16.91
Martin A. à Porta	82,865,436	99.65	291,219	0.35
Shelley A. M. Brown	83,096,062	99.93	60,591	0.07
Angeline G. Chen	83,110,688	99.94	45,975	0.06
Patricia D. Galloway	82,863,447	99.65	293,207	0.35
Gordon A. Johnston	83,068,956	99.89	87,707	0.11
Donald J. Lowry	82,592,572	99.32	564,083	0.68
Marie-Lucie Morin	82,242,929	98.90	913,733	1.10
Celina J. Wang Doka	82,855,917	99.64	300,737	0.36

2.	Appointment of Auditor

PricewaterhouseCoopers LLP was reappointed as auditor of Stantec for 2024, and the directors were authorized to fix the remuneration of the auditor.

Votes For	% For	Votes Withheld	% Withheld
86,148,671	99.65	304,631	0.35

3.	Non-binding Advisory Vote on Executive Compensation

Shareholders accepted Stantec’s approach to executive compensation disclosed in the Management Information Circular dated March 15, 2024 and delivered in connection with the Meeting.

Votes For	% For	Votes Against	% Against
78,956,878	94.95	4,199,784	5.05